OXYGEN BIOTHERAPEUTICS, INC.

2530 Meridian Parkway, 3rd

Floor, Durham, North Carolina 27713

Telephone: (919) 806-4414

March 3, 2010

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Frank Wyman, Staff Accountant Laura Crotty, Staff Attorney Mail Stop 4720

Re:	Form 10-K for the Fiscal Year Ended April 30, 2009 File No. 001-34600 (Formerly File No. 002-31909)

Ladies and Gentlemen:

Oxygen Biotherapeutics, Inc. (the “Company”) has received your letter dated January 29, 2010 (“Letter”) regarding review of its Annual report on Form 10-K for the fiscal year ended April 30, 2009 (the “Report”). Pursuant to your request the Company is providing this response to the Letter. To assist the staff of the Commission in reviewing this response, the numbered paragraphs of the Letter are reproduced below and are followed in each case by our response.

1.       Please revise to include a more robust discussion of your material patents, including which product groups they relate to and the expiration dates for each. See Item 101(c)(1)(iv) of Regulation S-K for guidance. Additionally, please revise your discussion of each license agreement to indicate the expiration date of the patents covered by the agreement in order to more clearly define the term of each agreement.

Response:  As indicated by your comment, Item 101(c)(1)(iv) of Regulation S-K requires a discussion of material patents. The Company directs your attention to Item 1 of the Report, the section entitled “Our primary product - Oxycyte.” In this section, the Company clearly states Oxycyte is their primary product and provides a robust description of the numerous applications the product is being developed for. The Company believes that only those patents relating to Oxycyte are material and disclosed those patents, as well as their remaining life within the Report. The Company directs your attention to the first paragraph of the section entitled “Our Patents and Intellectual Property” of Item 1 of the Report, which is stated below for the convenience of the staff of the Commission:

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Attn:       Frank Wyman, Staff Accountant

Laura Crotty, Staff Attorney

Re:         Oxygen Biotherapeutics, Inc.

March 3, 2010

_______________

“We hold three U.S. patents (5,824,703; 5,840,767; 6,167,887), with remaining life’s of five years, seven years, and nine years respectively, three Australian patents (690,277; 722,417; 759,557), two Canadian patents (2,239,170; 2,311,122) pertaining to the use and application of perfluorocarbons as gas transport agents in blood substitutes and liquid ventilation.”

The Company has no patents granted under the May 2008 Exclusive Worldwide License Agreement with Virginia Commonwealth University. Patent applications filed that relate to this Agreement will be reported when they are granted.

The Company does not believe the September 2008 Assignment of Glucose Monitoring Technology to Glucometrics, Inc., is a contract on which the business of the Company is substantially dependent and therefore the related patents are not material. However, the Company did disclose the patents held that relate to this technology and directs your attention to the first paragraph of the subsection in Item 1 labeled “Biosensor” which is stated below for the convenience of the staff of the Commission:

“We have three U.S. patents (5,914,026; 5,964,993 6,343,225) and two Australian patents (720,712; 734,003) that protect what we believe are important design features of our implanted glucose biosensor.”

2. Please revise to state the conclusion of your executive officer and principal financial officer on the effectiveness of disclosure controls and procedures as of the end of the period covered by the report, as required by Item 307 of Regulation S-K.

Response: The Company directs your attention to the first paragraph of Item 9A(T) of the Report, which is stated below for the convenience of the staff of the Commission:

This Report includes the certifications of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 of the Securities Exchange Act of 1934 (the “Exchange Act”). See Exhibits 31.1 and 31.2. This Item 9A includes information concerning the controls and control evaluations referred to in those certifications.

By reference to the certifications the Company has stated the evaluation of controls and procedures was conducted as of the end of the period covered by the Report and that the conclusions of the certifying officers are included in the Report. Further, the Company specifically states that the information presented in Item 9A is about the controls and control evaluations. The Report goes on to address material weaknesses in the Company’s internal control over financial reporting, specifically states that assessment was done as of April 30, 2009, and identifies a specific deficiency as follows:

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Attn:       Frank Wyman, Staff Accountant

Laura Crotty, Staff Attorney

Re:         Oxygen Biotherapeutics, Inc.

March 3, 2010

_______________

We have not always consistently maintained final, complete and executed copies of significant contracts, including financing agreements, warrant and option agreements, and note agreements. We rely on a very small staff, and have been a party to numerous complex financing transactions that required significant changes to terms, which were not clearly and effectively processed and recorded as they occurred.

Management of the Company believes this is a clear statement of its conclusion that controls and procedures were ineffective and a significant contributor to the reported material weaknesses. Accordingly, the Company believes the conclusion is stated and need not be repeated.

3.       Please file copies of the following two agreements, discussed on page F-12 of the Form 10-K, as exhibits pursuant to Item 601(b)(10) of Regulation S-K:

•	May 2008 Exclusive Worldwide License Agreement with Virginia Commonwealth University; and

•	September 2008 Assignment of Glucose Monitoring Technology to Glucometrics, Inc.

Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on either of these agreements.

Response:  The Company directs your attention to the quarterly report on Form 10-Q for the period ended July 31, 2008, filed September 22, 2008, which includes as an exhibit the May 2008 Exclusive Worldwide License Agreement with Virginia Commonwealth University. Due to a clerical oversight, the agreement was not listed in the Report and incorporated by reference from the Form 10-Q filed in September 2008. Rather than amend the Report to add this reference, we propose to add to our current report on Form 10-Q for the period ended January 31, 2010, a reference to the license agreement with an explanatory note, and we will be certain to include the appropriate reference in the Form 10-K for the period ending April 30, 2010, filed later this year.

The Company does not believe the September 2008 Assignment of Glucose Monitoring Technology to Glucometrics, Inc., is a contract on which the business of the Company is substantially dependent. We have historically reported that the glucose biosensor is not at a meaningful level of development or testing. Our report on Form 10-K for the year ended April 30, 2008, states the biosensor implant is still at the animal testing stage and we have not filed any applications with the FDA for human testing of the products. Furthermore, we have historically

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Attn:       Frank Wyman, Staff Accountant

Laura Crotty, Staff Attorney

Re:         Oxygen Biotherapeutics, Inc.

March 3, 2010

_______________

reported that our resources are committed to the testing and advancement of our Oxycyte and related perfluorocarbon products, and that we would not be devoting any meaningful time or resource to advancing the biosensor product. Since we did not intend to work on developing the biosensor in the foreseeable future, management determined the Company would be better served by assigning the technology to a third party interested in pursuing development. In the assignment the Company received a 10 percent equity interest in the assignee valued at $114,000, and a right to receive a royalty based on future revenue from products sold using the licensed technology. We do not believe the value of the equity interest received is significant when considered in relation to the total assets of the Company at that time of approximately $10.7 million. Management is informed and believes that the assignee has endeavored, without success, to obtain the capital necessary to conduct clinical trials, make the required applications to the FDA, and pursue commercialization of a product using the technology. This development process takes years to complete and the Company has no expectation that it will receive any royalty payments in the foreseeable future. The glucose biosensor has never been a technology on which the business of the Company has been substantially dependent, and management does have an expectation that the assignment will have any meaningful value to the Company in the foreseeable future. Accordingly, the Company does not believe the inclusion of the assignment as an exhibit is required by Item 601(b)(10) of regulation S-K.

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As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or wish to discuss any of these matters, please contact the undersigned at (919) 806-4618. Thank you for your consideration in allowing us the additional time to respond.

Very truly yours,

/s/ Michael B. Jebsen

Michael B. Jebsen, Chief Financial Officer